Exhibit 99.1

Company announcement	Orphazyme A/S
No. 33/2022	Ole Maaløes Vej 3
DK-2200 Copenhagen N

www.orphazyme.com

Company Registration No. 32266355

Resolutions passed at the Annual General Meeting

Copenhagen, Denmark, June 29, 2022 – Orphazyme A/S (ORPHA.CO) (the “Company”), today held its Annual General Meeting, at which the Annual General Meeting:

Financial year 2021 and 2022

•	Took note of the Board of Directors’ report on the Company’s activities in the past financial year;

•	Adopted the Company’s Annual Report 2021;

•	Adopted that the loss related to the financial year 2021 is carried forward;

•	Approved the remuneration report for 2021 in the advisory vote;

•	Approved the remuneration of the Board of Directors for 2022;

Discharge of liability

•	Granted discharge of liability to the Board of Directors and the Executive Management in relation to the Annual Report 2021;

Elections and composition of the Board of Directors

•	Re-elected Bo Jesper Hansen as member of the Board of Directors;

•	Elected Anders Fink Vadsholt and John Sommer Schmidt as new members of the Board of Directors;

•	Re-elected EY Godkendt Revisionspartnerselskab as the Company’s auditor in accordance with the recommendation from the Audit Committee;

•	After the Company’s Annual General Meeting was held, the Board of Directors constituted itself by appointing Bo Jesper Hansen as Chairman.

Proposals by the Board of Directors

•

Adopted to renew the current authorization to the Board of Directors to acquire treasury shares in the period until June 29, 2027, on one or more occasions, with a total nominal value of up to 10% of the share capital of the Company from time to time, subject to the Company’s holding of treasury shares after such acquisition not exceeding 10% of the Company’s share capital. The consideration may not deviate more than 10% from the official price quoted on Nasdaq Copenhagen at the time of acquisition;

•	The following amendments to the Articles of Association under agenda item 11.1, 11.2 and 11.3 were adopted by the general meeting:

•	Amendment to Article 1.2 of the Articles of Association with the view to amend the Company’s purpose:

“The Company’s objects are to engage in activities and investments related to biopharmaceutical research and development as well as to carry out any associated activities as deemed relevant by the Board of Directors. Furthermore, the Company may participate in partnerships or co-operate with other businesses.”

•	Amendment to Article 8.1 of the Articles of Association with the view to change the minimum and maximum number of members on the Board of Directors:

“The Board of Directors consists of not less than three and not more than six members elected by the general meeting.”

•	Amendment to Article 10.1 of the Articles of Association with the view to amend the rules of signature:

“The Company shall be bound (i) by the joint signatures of two members of the Board of Directors or (ii) by the joint signatures of a member of the Board of Directors and a member of the Executive Management.”

For additional information, please contact

Orphazyme A/S

Anders Vadsholt, Chief Executive Officer and Chief Financial Officer	+45 28 98 90 55